UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2016 and 2015

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
West Pharmaceutical Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan (the “Plan”), as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of West Pharmaceutical Services, Inc. 401(k) Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 23, 2017

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
Assets:

Investments:
Investments at fair value (Note D)	$183,288,126	$163,370,168
Plan interest in Master Trust (Note C)	45,663,109	36,998,618
Total investments	228,951,235	200,368,786

Receivables:
Employer contributions	132,995	122,214
Notes receivable from participants	3,813,926	3,486,401
Total receivables	3,946,921	3,608,615

Net assets available for benefits	$232,898,156	$203,977,401

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Additions:
Investment income:
Interest and dividend income	$6,988,161	$7,016,344
Net appreciation (depreciation) in fair value of investments	7,712,898	(6,491,299)
Plan interest in Master Trust net investment income	14,601,083	4,869,382
Net investment income	29,302,142	5,394,427

Interest income on notes receivable from participants	152,654	151,301

Contributions:
Employer	4,913,660	4,705,391
Participant	10,093,472	9,496,179
Rollovers	2,339,525	731,709
Total contributions	17,346,657	14,933,279

Total additions	46,801,453	20,479,007

Deductions:
Benefits paid	17,809,193	17,829,762
Plan expenses	71,505	69,758
Total deductions	17,880,698	17,899,520

Net increase	28,920,755	2,579,487

Net assets available for plan benefits:
Beginning of the year	203,977,401	201,397,914
End of the year	$232,898,156	$203,977,401

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE A - Description of Plan

The following description of the West Pharmaceutical Services, Inc. (the “Company” or “Plan Administrator”) 401(k) Plan (the “Plan”), as amended and restated effective October 26, 2012, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution profit-sharing plan, designed to comply with Section 401(k) of the Internal Revenue Code (the “Code”), that also satisfies the matching contribution “safe harbor” provisions of the Code. The Plan is available to eligible full-time employees of the Company who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust
Effective January 3, 2011, the Company entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the West Contract Manufacturing Savings and Retirement Plan (formerly known as the Tech Group Puerto Rico Savings and Retirement Plan) on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note C for more information regarding the Master Trust.

Contributions
Participants may contribute up to 75% of pre-tax annual compensation to the Plan, of which all or a portion can be designated by the participant as Roth contributions. Participants can also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Roth rollover contributions.

The Company matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers mutual funds, a collective trust fund, and the West Stock Fund as investment options for participants. The Company's Investment Committee periodically reviews and may make changes to the investment alternatives available.

Participants may change or transfer their investment options at any time. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. The portion of the Plan which is invested in the West Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Participants have the option to elect to receive dividends paid on shares of stock held in the ESOP in cash or have them reinvested in the West Stock Fund. If no election is made, the dividends are reinvested.

Company matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company’s matching contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Vesting
Participants are immediately vested in their contributions and Company matching contributions, plus earnings thereon.

Forfeited Accounts
Forfeitures result from non-vested accounts of participants that terminated prior to 2012. At December 31, 2016 and 2015, the balance of forfeited accounts totaled $1,148 and $933, respectively. During 2016 and 2015, no forfeitures were used to reduce Company matching contributions or pay administrative expenses.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the Prime rate plus 1% as published on the first business day of each month following a change in the rate, as determined on the date the loan is made. At December 31, 2016 and 2015, interest rates on outstanding loans ranged from 4.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan document. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. See Note D for discussion of fair value measurements, with the exception of the Master Trust, which is discussed in Note C. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Vanguard Retirement Savings Trust
The Plan holds an investment in a Vanguard retirement savings trust, which is a stable value collective trust fund. This trust fund invests in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities. The fund seeks to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Administrative expenses of the Plan are paid jointly by participants and the Company.

New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board issued guidance to clarify presentation requirements for an employee benefit plan's interest in a master trust. This guidance also requires more detailed disclosures of an employee benefit plan's interest in a master trust. Entities should apply these amendments retrospectively to each period for which financial statements are presented. This guidance is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. Management believes that the adoption of this guidance will not have a material impact on the Plan's financial statements.

NOTE C - Master Trust

As mentioned in Note A, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust is the West Stock Fund.

The total fair value of the Master Trust's investment in the West Stock Fund, as of December 31, 2016 and 2015, was $45,767,757 and $37,069,515, respectively. The West Stock Fund is valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion, which is considered a Level 1 fair value measurement.

The Plan’s share of the Master Trust's net assets and investment activities is based upon the total of each individual participant's share of the Master Trust. The Plan's interest in the net assets of the Master Trust was 99.77% and 99.81%, as of December 31, 2016 and 2015, respectively.

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2016	2015
Dividends	$284,996	$298,965
Net appreciation in fair value of common stock	14,345,703	4,577,347
Net investment income	14,630,699	4,876,312
Net transfers	(5,932,457)	(5,809,796)
Increase (decrease) in net assets	8,698,242	(933,484)
Net assets:
Beginning of year	37,069,515	38,002,999
End of year	$45,767,757	$37,069,515

NOTE D - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2016
Mutual funds	$164,079,163	$—	$—	$164,079,163
Total assets in the fair value hierarchy	$164,079,163	$—	$—	$164,079,163
Collective trust fund measured at NAV (a)				19,208,963
Investments at fair value				$183,288,126

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2015
Mutual funds	$143,525,520	$—	$—	$143,525,520
Total assets in the fair value hierarchy	$143,525,520	$—	$—	$143,525,520
Collective trust fund measured at NAV (a)				19,844,648
Investments at fair value				$163,370,168

(a) Certain investments measured at net asset value (“NAV”) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Collective trust fund: Comprised of a stable value fund. Refer to Note B, Vanguard Retirement Savings Trust, for a description of the investment strategy related to the stable value fund. The Plan's holdings in the stable value trust at year-end are valued at NAV, as provided by the trustee of each fund. The NAV, which is used as a practical expedient to estimate fair value, is based on the fair value of the underlying investments held by each trust less their liabilities. There are no unfunded commitments related to this trust. Redemptions are permitted daily with no advance notice requirement.

NOTE E - Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE F - Related Party Transactions

The Plan invests in both shares of mutual funds and units of a collective trust fund, which are managed by VFTC, a subsidiary of The Vanguard Group, Inc. VFTC acts as Trustee for these investments, as well as the West Stock Fund, as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

NOTE G - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

NOTE H - Tax Status

The Plan obtained its latest determination letter on May 3, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state or local authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2016, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations prior to 2013.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE I - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$232,898,156	$203,977,401
Adjustment for deemed distributions of participant loans	(12,984)	(1,778)
Net assets per Schedule H of Form 5500	$232,885,172	$203,975,623

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2016	2015
Net increase per the financial statements	$28,920,755	$2,579,487
Add: Change in the adjustment from NAV to fair value for collective trust funds	—	(581,808)
Less: Change in the adjustment for deemed distributions of participant loans	(11,206)	67
Net income per Schedule H of Form 5500	$28,909,549	$1,997,746

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Amer Funds EuroPacific Growth Fund	Mutual Fund	**	$6,171,476
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	**	8,334,699
*	Templeton Foreign Fund R6	Mutual Fund	**	2,262,483
*	Vanguard Capital Opportunity Fund Admiral Shares	Mutual Fund	**	15,254,757
*	Vanguard Explorer Fund Admiral Shares	Mutual Fund	**	4,160,062
*	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	**	5,896,884
*	Vanguard Growth and Income Fund Admiral Shares	Mutual Fund	**	9,615,538
*	Vanguard Institutional Index Fund	Mutual Fund	**	14,747,984
*	Vanguard Institutional Target Retirement 2010 Fund	Mutual Fund	**	444,411
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	**	2,475,738
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	**	7,370,449
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	**	6,220,709
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	**	6,238,505
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	**	5,024,612
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	**	3,033,881
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	**	3,478,301
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	**	2,518,242
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	**	937,459
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	**	190,101
*	Vanguard Institutional Target Retirement Income Fund	Mutual Fund	**	1,226,262
*	Vanguard Morgan Growth Fund Admiral Shares	Mutual Fund	**	17,119,841
*	Vanguard Prime Money Market Fund	Mutual Fund	**	1,148
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	**	9,143,635
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	**	11,803,784
*	Vanguard Windsor II Fund Admiral Shares	Mutual Fund	**	17,486,584
*	William Blair Value Discovery Fund	Mutual Fund	**	2,921,618
*	Vanguard Retirement Savings Trust III	Collective Trust	**	19,208,963
*	West Stock Fund	Master Trust	**	45,663,109
*	Participant Loans	4.25% - 10.00%	$0	3,813,926
				$232,765,161

*	Party-in-interest
**	Cost has been omitted, as investment is participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer
Plan Administrator

Date:  June 23, 2017

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm